EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED PROVIDES
AN UPDATE ON ITS HORIZON OIL SANDS PROJECT
AND SUMMARY OF THIRD QUARTER OPERATIONS
CALGARY, ALBERTA – OCTOBER 10, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is pleased to provide an update on its Horizon Oil Sands (“Horizon”) project. Several key milestones were completed at Horizon in Q3/13 as the Company continues to deliver on its strategy to transition to a longer life, low decline asset base which continues to deliver significant and growing free cash flow.

HORIZON EXPANSION

Overall Horizon Phase 2/3 construction, which is targeted to increase production capacity to 250,000 bbl/d of synthetic crude oil (”SCO”), reached approximately 30% physical completion in Q3/13 with current costs continuing to trend slightly below sanctioned cost estimates, as the Company executes a cost driven strategy for expansion.

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The Reliability Phase is approximately 91% physically complete and is trending under its budget of $1.09 billion by approximately 5%. The absorber towers for the Gas Recovery Unit were safely erected and installed in September 2013. The Reliability Phase will increase performance, overall production reliability and recovery of additional light oil barrels with the Gas Recovery Unit as the Company moves into 2014.

o	The Reliability Phase provides additional redundancies that facilitate operating the plant more consistently and provides more confidence in reliable production.

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In Q3/13, Phase 2A reached a major milestone with the installation of Coke Drums 33-D-3A/B (see photos attached below). The Coke Drums are approximately 9 meters in diameter and stand approximately 43 meters high and were safely lifted and installed in August 2013. Phase 2A is approximately 70% physically complete, on schedule for completion in 2015 and is targeted to add 10,000 bbl/d of additional SCO production capacity at Horizon.

o	Completion of Phase 2A will utilize pre-invested infrastructure and equipment to expand the Coker Plant and alleviate the current bottleneck.

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Phase 2B continues to progress on cost and on schedule to add a targeted additional 45,000 bbl/d of SCO in 2016. Currently Phase 2B is approximately 20% physically complete and will increase bitumen yield through the addition of the Vacuum Distillation Unit.

o	Phase 2B will expand the capacity of froth treatment, the Gas/Oil hydrotreater and the hydrogen plant. Bids are out for major components on this Phase.

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Phase 3 continues to progress on cost and on schedule to add a targeted additional 80,000 bbl/d of SCO in 2017. Currently Phase 3 is approximately 19% physically complete and will bring Horizon production capacity to 250,000 bbl/d of SCO and will result in additional reliability, redundancy and significant operating cost savings.

o	Phase 3 will expand capacity through adding extraction trains 3 and 4.

HORIZON OPERATIONS

Operating performance at Horizon has been strong since the Company executed its first major turnaround in May 2013. SCO production for Q3/13 was approximately 111,900 bbl/d, with September 2013 production at approximately 117,200 bbl/d. Canadian Natural expects continued strong production reliability at Horizon with Q4/13 production volumes currently targeted to average between 110,000 bbl/d and 115,000 bbl/d.

Q3/13 OPERATIONAL/FINANCIAL SUMMARY HIGHLIGHTS

Overall Q3/13 was a strong operational quarter for the Company as it achieved record quarterly crude oil production of approximately 508,000 bbl/d and record quarterly BOE production of approximately 701,000 BOE/d. Strong production was driven by operational reliability across all assets.  Due to these record production levels and the robust liquids pricing received during Q3/13, cash flow from operations for the quarter will be approximately $2,400 million (approximately $2.21 per common share), which cash flow from operations does not include approximately $170 million of after tax gains realized on certain oil and gas property dispositions completed in Q3/13.

The Company’s full operational and financial results for Q3/13 will be released in the normal course on November 7th, 2013. A conference call will be held on that day at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time.

Q3/13 was a strong quarter for crude oil pricing as shown below:

Benchmark Pricing	WTI Pricing (US$/bbl)	WCS Blend Differential from WTI (%)	SCO Differential from WTI (US$/bbl)	Dated Brent Differential from WTI (US$/bbl)	Condensate Differential from WTI (US$/bbl)
2013
July	$104.70	14%	$5.98	$3.25	$1.60
August	$106.54	15%	$3.20	$4.71	$(2.78)
September	$106.24	21%	$3.24	$5.66	$(4.88)

2	Canadian Natural Resources Limited

Commenting on the activities in Q3/13 Canadian Natural’s President Steve Laut said “The strong operational and financial results achieved in the third quarter of 2013 demonstrate the strength of our teams and our ability to effectively deliver on our strategy. The major expansion milestones achieved at Horizon are a big step in delivering on a project that will provide significant value to our shareholders for decades to come. We are in an enviable position with a suite of balanced assets that are well positioned to economically grow the company in the short, mid and long term.”

In Q4/13 the Company anticipates strong oil pricing, with some potential volatility and normal seasonal variation. October 2013 heavy oil differentials are 26%, November 2013 indications are 32%* and December 2013 indications are at 32%* discount to West Texas Intermediate.
*Indications are as at October 8, 2013.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including the statements regarding anticipated production volumes and targeted project phase completion dates, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.

3	Canadian Natural Resources Limited